SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

                             Horizon Offshore, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    44043J105
                                 (CUSIP Number)

                            Stephen M. Schultz, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 31, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  14,307,772

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  14,307,772

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  14,307,772

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  15.5%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  9,636,002

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  9,636,002

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  9,636,002

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  10.4%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  9,636,002

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  9,636,002

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  9,636,002

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  10.4%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

     This statement relates to the common stock, $1.00 par value (the "Common Stock"), of Horizon Offshore, Inc. (the "Issuer"). The Issuer's principal executive office is located at 2500 CityWest Boulevard, Suite 2200 Houston, Texas 77042.

ITEM 2.  Identity and Background.

     (a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons"). Paul E. Singer ("Singer") and Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International. EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

     ELLIOTT

     The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Elliott is to purchase, sell, trade and invest in securities.

     SINGER

     Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     CAPITAL ADVISORS

     The business address of Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Capital Advisors is the furnishing of investment advisory services.

     The  names,  business  addresses,   and  present  principal  occupation  or
employment of the general partners of Capital Advisors are as follows:

          NAME                    ADDRESS                 OCCUPATION

     Paul E. Singer        712 Fifth Avenue           General partner of
                           36th Floor                 Elliott and
                           New York, New York         Capital Advisors
                           10019                      and President of
                                                      EICA

     Braxton               712 Fifth Avenue           The principal
     Associates, Inc.      36th Floor                 business of
                           New York, New York         Braxton
                           10019                      Associates, Inc.
                                                      is serving as
                                                      general partner of
                                                      Capital Advisors

     Elliott Asset         712 Fifth Avenue           General partner of
     Management LLC        36th Floor                 Capital Advisors
                           New York, New York
                           10019

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

          NAME                    ADDRESS                 OCCUPATION

     Paul E. Singer        712 Fifth Avenue           General partner of
                           36th Floor                 Elliott and
                           New York, New York         Capital Advisors
                           10019                      and President of
                                                      EICA

     ELLIOTT INTERNATIONAL

     The business address of Elliott International is c/o Midland Bank Trust Corporation (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands.

     The principal business of Elliott International is to purchase, sell, trade and invest in securities.

     The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

          NAME                    ADDRESS                 OCCUPATION

     Hambledon, Inc.       c/o Midland Bank           General partner of
                           Trust Corporation          Elliott
                           (Cayman) Limited           International
                           P.O. box 1109
                           Mary Street
                           Grand Cayman
                           Cayman Islands


     HAMBLEDON

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

          NAME                    ADDRESS                 OCCUPATION

     Paul E. Singer        712 Fifth Avenue           General partner of
                           36th Floor                 Elliott and
                           New York, New York         Capital Advisors
                           10019                      and President of
                                                      EICA

     EICA

     The business address of EICA is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of EICA is to act as investment manager for Elliott International.

     The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

          NAME                    ADDRESS                 OCCUPATION

     Paul E. Singer        712 Fifth Avenue           General partner of
                           36th Floor                 Elliott and
                           New York, New York         Capital Advisors
                           10019                      and President of
                                                      EICA

     (d) and (e) During the last five years, none of the persons or entities listed above or, to the knowledge of such persons or entities, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Singer is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The funds used by Elliott in acquiring the shares of Common Stock beneficially owned by it were from its working capital. Elliott acquired the shares of Common Stock in exchange for (a) Elliott's delivery to the Issuer of existing securities of the Issuer that had been beneficially owned by Elliott,
(b) as partial consideration for Elliott extending additional financing to the Issuer, and (c) as partial consideration for Elliott agreeing to amend the terms of existing indebtedness in favor of Elliott.

     The funds used by Elliott International in acquiring the shares of Common Stock beneficially owned by it were from its working capital. Elliott International acquired the shares of Common Stock in exchange for (a) Elliott International's delivery to the Issuer of existing securities of the Issuer that had been beneficially owned by Elliott International, and (b) as partial consideration for Elliott International agreeing to amend the terms of existing indebtedness in favor of Elliott International.

ITEM 4.  Purpose of Transaction.

     Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. EICA has acted as investment manager with respect to Elliott International's acquisition of beneficial ownership of Common Stock.

     Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may acquire additional shares of Common Stock or other securities of the Issuer or may dispose of all or a portion of the Common Stock or other securities of the Issuer that it now beneficially owns or hereafter acquires. Elliott and Elliott International may each take any other action with respect to the Issuer or any of its debt or equity securities in any manner permitted by law.

     Elliott Associates, Elliott International, the Issuer, certain subsidiaries and affiliates of the Issuer, and certain other holders of each of the 16% Subordinated Notes and 18% Subordinated Notes issued by the Issuer (collectively, the "Subordinated Notes"), entered into two separate agreements dated as of March 31, 2005. The two agreements are described below.

     Manchester Securities Corp. ("Manchester"), a New York corporation and wholly owned subsidiary of Elliott Associates, as Collateral Agent,
Administrative Agent, Master Assignee and a Lender, entered into a certain Financing Agreement dated as of March 31, 2005 with the Issuer, certain guarantors of the Issuer, and certain holders of the Subordinated Notes identified as Lenders therein. Pursuant to the Financing Agreement, the Lenders agreed to issue two separate senior secured loan facilities, a Term A Loan for an aggregate amount of up to $30,000,000, and a Term B Loan for an aggregate amount of up to $40,000,000. Each Lender was committed to advance amounts on a pro rata basis pursuant to the terms of the Financing Agreement. The Term A Loan bears interest at 15% per annum, payable monthly 10% in cash and 5% paid-in-kind, requires a monthly principal payment of $500,000 beginning in July 2005 and matures on March 31, 2007. The Term B Loan bears interest at 10% per annum, payable monthly 8% in cash and 2% paid-in-kind, and matures on March 31, 2007. The purpose of the loans is to allow the Issuer to repay certain of its debt obligations that became due in March 2005 with the remaining proceeds to be used for working capital purposes.

     The Issuer also entered into a Recapitalization Letter Agreement dated as of March 31, 2005 ("Recapitalization Agreement"), with Elliott Associates, Elliott International and the other Subordinated Note holders identified therein, pursuant to which the Issuer agreed to issue an aggregate of 60 million shares of Common Stock and shares of a newly created class of preferred stock, the Series B Mandatorily Convertible Redeemable Preferred Stock ("New Preferred Stock"), for approximately $85 million of Subordinated Notes and all of the outstanding shares of Series A Redeemable Participating Preferred Stock. Upon the occurrence of the Charter Amendment (as discussed below), all the shares of New Preferred Stock shall automatically convert into shares of Common Stock; provided, however, if the Charter Amendment occurs prior to the date which is six months and one day from and after the date of the original issuance of the New Preferred Stock ( the "Six Month Anniversary Date"), no conversion will occur until the Six Month Anniversary Date.

     Pursuant to the Recapitalization Agreement, Elliott Associates is to receive 14,307,772 shares of Common Stock and 238,463 shares of New Preferred Stock.

     Pursuant to the Recapitalization Agreement, Elliott International is to receive 9,636,002 shares of Common Stock, and 160,600 shares of New Preferred Stock.

     In exchange for the equity to be received under the Recapitalization Agreement, the Subordinated Note holders identified therein also agreed to amend the terms of the remaining principal amount of the Subordinated Notes that is outstanding following the exchange pursuant to the Recapitalization Agreement by extending the maturity of the Subordinated Notes to March 2010 and reducing the interest rate to 8% per annum payable in-kind.

     Pursuant to the Recapitalization Agreement, the Issuer seeks to amend its Certificate of Incorporation (the "Charter Amendment") to increase the number of shares of Common Stock that the Issuer is authorized to issue and reduce or eliminate the par value per share of the Common Stock as deemed necessary by the Issuer and Manchester in connection with the Recapitalization Agreement. The Subordinated Note holders identified in the Recapitalization Agreement agreed to vote in favor of the Charter Amendment at the meeting of the Issuer's stockholders called for such purpose. Neither the preceding sentence nor anything else set forth in this Schedule 13D shall be deemed an admission that the persons or entities identified in Item 2 of this Schedule 13D have agreed to form a group with any of the other Subordinated Note holders under Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended.

     For further details regarding the Financing Agreement and Recapitalization Agreement, please see the Issuer's Form 8K that was filed on April 5, 2005 with the Securities and Exchange Commission.

     Except as set forth herein, none of Elliott, Elliott International or EICA has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer.

     (a)  Elliott   beneficially   owns  14,307,772   shares  of Common  Stock,
constituting 15.5% of all of the outstanding shares of Common Stock.

     Elliott International and EICA beneficially own an aggregate of 9,636,002 shares of Common Stock, constituting 10.4% of all of the outstanding shares of Common Stock.

     Collectively, Elliott, Elliott International and EICA beneficially own 23,943,774 shares of Common Stock constituting 26.0% of all of the outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c) Except as disclosed in Item 4, no transactions were effected by any of the Reporting Persons during the past sixty (60) days.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

     (e) Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Financing Agreement and Recapitalization Letter Agreement, each dated as of March 31, 2005 (filed with the Issuer's 8K filed on April 5, 2005 with the Securities and Exchange Commission).


ITEM 7.  Material to be Filed as Exhibits.

     Exhibit A - Joint Filing Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  April 11, 2005

        ELLIOTT ASSOCIATES, L.P.
        By: Elliott Capital Advisors, L.P., as General Partner
               By: Braxton Associates, Inc., as General Partner


                   By: /s/ Elliot Greenberg
                       --------------------
                           Elliot Greenberg
                           Vice President


       ELLIOTT INTERNATIONAL, L.P.
       By: Elliott International Capital Advisors Inc.,
              as Attorney-in-Fact


                   By: /s/ Elliot Greenberg
                       --------------------
                           Elliot Greenberg
                           Vice President


       ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


       By: /s/ Elliot Greenberg
           --------------------
               Elliot Greenberg
               Vice President

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Horizon Offshore, Inc. dated April 11, 2005 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  April 11, 2005

        ELLIOTT ASSOCIATES, L.P.
        By: Elliott Capital Advisors, L.P., as General Partner
               By: Braxton Associates, Inc., as General Partner


                   By: /s/ Elliot Greenberg
                       --------------------
                           Elliot Greenberg
                           Vice President


       ELLIOTT INTERNATIONAL, L.P.
       By: Elliott International Capital Advisors Inc.,
              as Attorney-in-Fact


                   By: /s/ Elliot Greenberg
                       --------------------
                           Elliot Greenberg
                           Vice President


       ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


       By: /s/ Elliot Greenberg
           --------------------
               Elliot Greenberg
               Vice President